02006307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44856

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barrett & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence, RI 02903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Lincoln Mossop, Jr. 401-351-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name — *if individual, state last, first, middle name)*

40 Westminster Street, Providence, RI 02903
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

V.P. MAN. DIR.
Title

[signature]
Notary Public
COMMISSION EXPIRES 8·20·2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
Cash	$ 63,462	$ 123,163
Receivables from clearing organizations	99,491	99,816
Securities owned, at market value	88,097	42,829
Securities owned		
Not readily marketable, at estimated fair value	3,300	3,300
Memberships in exchanges, at cost	350	350
Furniture and office equipment, at cost, less accumulated depreciation of $116,086 and $217,226 at December 31, 2001 and 2000, respectively	65,997	80,535
Other assets	14,606	19,014
	$ 335,303	$ 369,007

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
LIABILITIES		
Securities sold, but not yet purchased, at market value	$ 17,146	$ 3,779
Accounts payable and accrued expenses	28,383	89,793
Payables to clearing organization	4,278	-
	49,807	93,572
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 269 shares issued and outstanding	275,000	275,000
Additional paid-in capital	154,870	-
Retained earnings (deficit)	(144,374)	435
	285,496	275,435
	$ 335,303	$ 369,007

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions	$ 1,808,490	$ 2,577,053
Gain on firm securities trading accounts	1,929,498	3,497,470
Profits from underwriting and selling groups	14,781	25,579
Margin interest	37,950	37,323
Other revenue	156,358	195,006
	3,947,077	6,332,431
EXPENSES		
Stockholder officers' compensation and benefits	1,550,991	3,279,459
Employee compensation and benefits	1,306,520	1,694,807
Commissions and floor brokerage	28,368	31,712
Clearance charges paid to nonbrokers	328,266	393,309
Communications	332,720	318,586
Occupancy and equipment costs	209,055	219,005
Nonrecurring charges	2,500	9,000
Regulatory fees and expenses	20,813	20,787
Taxes, other than income taxes	134,518	176,625
Other operating expenses	178,135	189,101
	4,091,886	6,332,391
NET INCOME (LOSS)	$ (144,809)	$ 40

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock				Additional Paid-in		Retained Earnings		Total Stockholders'
	Shares		Amount		Capital		(Deficit)		Equity
alances at January 1, 2001	269	$	275,000	$	-	$	435	$	275,435
dditional paid-in capital	-		-		154,870				154,870
'et loss	-		-		-		(144,809)		(144,809)
alances at December 31, 2001	269	$	275,000	$	154,870	$	(144,374)	$	285,496
alances at January 1, 2000	269	$	275,000	$	-	$	395	$	275,395
et income	-		-		-		40		40
alances at December 31, 2000	269	$	275,000	$	-	$	435	$	275,435

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (144,809)	$ 40
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:		
Depreciation	15,890	14,157
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	325	67,779
Securities owned, at market value	(45,268)	10,582
Securities owned, not readily marketable, at estimated fair value	-	(3,300)
Other assets	4,408	1,624
Increase (decrease) in:		
Securities sold, but not yet purchased, at market value	13,367	142
Accounts payable and accrued expenses	(61,410)	61,755
Payables to clearing organization	4,278	-
Net cash (used in) provided by operating activities	(213,219)	152,779
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	(1,352)	(37,415)
Net cash used in investing activity	(1,352)	(37,415)
CASH FLOWS FROM FINANCING ACTIVITY		
Additional paid-in-capital	154,870	-
Net cash provided by financing activity	154,870	-
Net increase (decrease) in cash	(59,701)	115,364
CASH		
Beginning	123,163	7,799
Ending	$ 63,462	$ 123,163
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITY		
Disposal of fully depreciated furniture and office equipment	$ 117,030	$ -

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2001 were $15,890 and $116,086, respectively, and for the year ended December 31, 2000, $14,157 and $217,226, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank which, at times, the amount may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. NFS AGREEMENT

Barrett & Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by giving ninety days prior written notice to the other party.

Note 4. OPERATING LEASES

The Company leases office space in Providence, Rhode Island and certain office equipment under operating lease agreements. The Providence office space is leased from a related party (See Note 8). The various leases expire through October 2002. Total lease expense for the years ended December 31, 2001 and 2000 was $45,633 and $135,193, respectively.

At December 31, 2001, future minimum lease payments for the equipment was as follows:

Year ending December 31	
2002	$ 32,347

Note 5. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 6. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of approximately $179,805 and $100,000, respectively. At December 31, 2000, the Company had net capital and net capital requirements of approximately $167,353 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2001 and 2000 were 0.18 to 1 and 0.54 to 1, respectively.

Note 7. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2001 and 2000.

Note 8. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. Two stockholders of the Company and a stockholder's son own the partnership. The lease expired in February 2000. The space is now rented on a month-to-month basis. Rent expense related to the lease amounted to $105,000 and $106,000 for the years ended December 31, 2001 and 2000, respectively.

In 1999, the Company began leasing computer equipment from a stockholder's son. The lease expires in September 2002. The lease expense amounted to $16,983 and $33,965 for the years ended December 31, 2001 and 2000, respectively.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Shareholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

Note 9. PENSION PLAN

The Company has a noncontributory 401(k) plan. The Plan's assets are held by National Financial Services, LLC (NFS).

Note 10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with National Financial Service, LLC (NFS). NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

		2,001		2,000
AGGREGATE INDEBTEDNESS				
Payable to clearing organization	$	4,278	$	-
Other accrued expenses		28,383		89,793
Total aggregate indebtedness	$	32,661	$	89,793
Minimum required net capital	$	100,000	$	100,000
NET CAPITAL				
Stockholders' equity	$	285,496	$	275,435
Deductions:				
Exchange memberships		350		350
Furniture and office equipment, net of accumulated depreciation		65,997		80,535
Other assets		14,606		19,014
Securities owned				
Not readily marketable, at estimated fair value		3,300		-
Haircuts on securities owned		21,610		8,183
Net capital		179,633		167,353
Minimum required net capital		100,000		100,000
Capital in excess of minimum requirement	$	79,633	$	67,353
Ratio of aggregate indebtedness to net capital		0.18 to 1		0.54 to 1

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2001 and 2000

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A


RECEIVED
FEB 25 2002

TO THE BOARD OF DIRECTORS

BARRETT & CO.

DECEMBER 31, 2001



ROBERT L.G. BATCHELOR
PAUL D. FRECHETTE
EDWARD F. MCCRORY
DAVID P. MICHAEL

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

To the Board of Directors
Barrett & Company
Providence, Rhode Island

In planning and performing our audits of the financial statements of Barrett & Company for the years ended December 31, 2001 and 2000, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Barrett & Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 17, 2002


RECEIVED
FEB 25 2002
SECTION

BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2001

CONTENTS



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

ROBERT L.G. BATCHELOR
PAUL D. FRECHETTE
EDWARD F. MCCRORY
DAVID P. MICHAEL

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Barrett & Company as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett & Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 17, 2002

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209